SAFE TECHNOLOGIES INTERNATIONAL INC.

123 NW 13 Street, Suite 30408

Boca Raton, FL 33432

October 10, 2008

Tamara Tangen

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Safe Technologies International, Inc. (the “Company”)

Form 10-KSB for the fiscal year ended December 31, 2007

File No. 000-17746

Dear Ms. Tangen:

In response to your comment letter dated September 25, 2008, we have further amended our Form 10KSB for the fiscal year ended December 31, 2007, by identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

Sincerely,

/s/ Randi Swatt

Acting Chief Executive Officer